UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Blockbuster, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    093679108
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 7, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    8,987,100
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,987,100
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,987,100(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------
(1) Perry Corp. also holds 2,903,100 shares of the Class B Common Stock of the Issuer, representing 4.03% of the outstanding shares of such class of stock, based upon 72,000,000 shares of Class B common stock outstanding as of as March 17, 2005, as reported by the Issuer in the Issuer's Proxy Statement on Schedule 14A Filed with the Securities and Exchange Commission on March 31, 2005.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    8,987,100 (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           8,987,100 (all shares beneficially owned by Perry Corp.)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,987,100(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.59%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------
(2) Richard C. Perry disclaims any beneficial ownership interest of the shares of Common Stock held by any funds for which Perry Corp. acts as the general partner and/or investment adviser, except for that portion of such shares that relates to his economic interest in such shares.

ITEM 1. SECURITY AND ISSUER:

This statement on Schedule 13D relates to Class A common stock, $0.01 par value per share of Blockbuster, Inc., a Delaware corporation (the "Issuer"), acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 1201 Elm Street, Dallas, TX 75270.

ITEM 2. IDENTITY AND BACKGROUND:

      This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

      The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard
C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

      During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

      The Shares were acquired by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The aggregate purchase price of the 8,987,100 Class A shares was approximately $67,202,837 and the aggregate purchase price of the 2,903,100 Class B shares was approximately $21,752,637. The source of funds for the purchase transactions was the working capital of such investment funds.

ITEM 4. PURPOSE OF TRANSACTION:

      The Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. and were not acquired with the purpose or effect of changing or influencing control of the Issuer. This
Schedule 13D is being filed as a result of the April 7, 2005 (the "Event Date") announcement of a proposal by parties unrelated to Perry Corp. to replace three of the Issuer's directors with new individuals nominated by such parties. Although this potential contest for control of the Issuer involves parties unrelated to Perry Corp., as a result of that announcement Perry Corp. could be deemed, as of the Event Date, to hold the Shares with the effect of changing or influencing control of the Issuer. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. In addition, Perry Corp. has engaged, from time to time, in discussions with the Issuer and other shareholders of the Issuer concerning the Issuer and its business and may continue to have such discussions in the future. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

      (a)-(b) Perry Corp. is the indirect beneficial owner of 8,987,100 Shares, which constitute approximately 7.59% of the Issuer's outstanding shares of Class A common stock, based upon 118,338,343 shares of Class A common stock outstanding as of as March 17, 2005, as reported by the Issuer in the Issuer's Proxy Statement on Schedule 14A Filed with the Securities and Exchange Commission on March 31, 2005. Perry Corp. has sole power to vote and sole power to dispose of the 8,987,100 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard C. Perry may be considered to indirectly beneficially own such Shares.

      Perry Corp. is also the indirect beneficial owner of 2,903,100 shares of the Issuer's outstanding Class B common stock, which constitute approximately 4.03% of the Issuer's outstanding shares of Class B common stock, based upon 72,000,000 shares of Class B common stock outstanding as of as March 17, 2005, as reported by the Issuer in the Issuer's Proxy Statement on Schedule 14A Filed with the Securities and Exchange Commission on March 31, 2005. Perry Corp. has sole power to vote and sole power to dispose of the 2,903,100 Class B shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard
C. Perry may be considered to indirectly beneficially own such shares.

      (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected in open market transactions on the NYSE by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within 60 days preceding the event which triggered the filing of this Schedule 13D.

      (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

      Exhibit B -- List of transactions in Issuer's Class A common stock and
                   Class B common stock taking place during the 60 day period preceding this filing.

      Schedule A -- Executive Officers and Directors of Perry Corp. (other than
                    Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                PERRY CORP.

Dated:  April 13, 2005
        New York, New York                      By:  /s/ Richard C. Perry
                                                     ---------------------------
                                                     Name: Richard C. Perry
                                                     Title: President

Dated:  April 13, 2005
        New York, New York                           /s/ Richard C. Perry
                                                     ---------------------------
                                                     Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Blockbuster, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                                PERRY CORP.

Dated: April 13, 2005
       New York, New York                       By: /s/ Richard C. Perry
                                                     --------------------------
                                                     Name: Richard C. Perry
                                                     Title: President

Dated: April 13, 2005
       New York, New York                           /s/ Richard C. Perry
                                                -------------------------------
                                                     Richard C. Perry

                                                                       EXHIBIT B

Class A Common Stock

                                         No. of Class A
Name                      Date           Shares Purchase       Price Per Share
Perry Corp.             02/25/05            125,000                8.6400
Perry Corp.             02/25/05            125,000                8.6400
Perry Corp.             02/28/05             50,000                8.7797
Perry Corp.             02/28/05             50,000                8.7797
Perry Corp.             03/03/05             50,000                8.7700
Perry Corp.             03/03/05             50,000                8.7700
Perry Corp.             03/04/05             23,450                8.7974
Perry Corp.             03/04/05             23,450                8.7974
Perry Corp.             03/07/05            150,000                8.5848
Perry Corp.             03/07/05            150,000                8.5848
Perry Corp.             03/17/05             25,000                9.0000
Perry Corp.             03/17/05             25,000                9.0000
Perry Corp.             03/21/05             29,750                8.9897
Perry Corp.             03/21/05             29,750                8.9897
Perry Corp.             03/30/05            100,000                8.5000


Class B Common Stock

                                         No. of Class B
Name                      Date           Shares Purchase       Price Per Share
Perry Corp.             02/25/05             40,250                8.2544
Perry Corp.             02/25/05             40,250                8.2544
Perry Corp.             02/28/05             25,000                8.3601
Perry Corp.             02/28/05             25,000                8.3601
Perry Corp.             03/07/05             23,800                8.2400
Perry Corp.             03/07/05             12,500                8.2000
Perry Corp.             03/07/05             23,800                8.2400
Perry Corp.             03/07/05             12,500                8.2000

                                                                      SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation              Citizenship     Business Address
---------------------------              -----------     ---------------
Randall Borkenstein,                     USA             c/o Perry Corp.
Chief Financial Officer of Perry Corp.                   599 Lexington Avenue
                                                         36th Floor
                                                         New York, NY 10022